Exhibit 99.1

Obsidian Energy Announces Launch of an Offer to Purchase up to $48.4 Million of our Outstanding Senior Unsecured Notes

CALGARY, July 31, 2025 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced that we have commenced an offer (the "Offer") to purchase for cash, up to an aggregate amount of $48.4 million (the “Maximum Purchase Consideration”) of our outstanding 11.95 percent Senior Unsecured Notes due July 27, 2027, ISINs CA674482AA25 (Restricted), CA674482AB08 (144A) and CA674482AC80 (Regulation D), CUSIP Nos. 674482AA2 (Restricted), 674482AB0 (144A) and 674482AC8 (Regulation D) (the “Notes”), as disclosed in our second quarter 2025 results. As of July 31, 2025, $112.2 million aggregate principal amount of Notes were outstanding. The Offer is being made pursuant to an offer to purchase (the “Offer to Purchase”) and a related letter of transmittal, each dated July 31, 2025, and a notice of guaranteed delivery. The Offer will expire at 5:00 p.m., Eastern Daylight Time, on August 12, 2025, unless extended. Tendered Notes may be withdrawn at any time before the expiry of the Offer.

Subject to possible proration as described in the Offer to Purchase, holders of Notes that are validly tendered and accepted at or prior to the expiry of the Offer, or who deliver to the tender agent a properly completed and duly executed notice of guaranteed delivery and subsequently deliver such Notes, each in accordance with the instructions described in the Offer to Purchase, will receive total cash consideration of $1,030 per $1,000 principal amount of Notes, plus any accrued and unpaid interest up to, but not including, the settlement date, which is expected to occur on August 15, 2025.

The consummation of the Offer and the Company’s obligation to accept for purchase, and to pay for, Notes validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the satisfaction of or waiver of certain conditions as set forth in the Offer to Purchase. The Offer is not conditional on any minimum amount of Notes being tendered. Obsidian Energy may amend, extend or terminate the Offer, or increase the Maximum Purchase Consideration, at its sole discretion. If the aggregate purchase price for Notes validly tendered (and not validly withdrawn) pursuant to the Offer would result in an aggregate purchase price in excess of the Maximum Purchase Consideration, the Company intends to accept the Notes for purchase on a pro rata basis such that the aggregate principal amount of Notes accepted for purchase pursuant to the Offer is no greater than the Maximum Purchase Consideration.

The Offer is being made pursuant to the terms and conditions contained in the Offer to Purchase, related letter of transmittal and notice of guaranteed delivery. Copies of these documents may be obtained from Computershare Investor Services Inc., the tender agent for the Offer, by telephone at 1-800-564-6253 or email at corporateactions@computershare.com.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the consummation of the Offer described above, the Maximum Purchase Consideration and the terms and timing of the Offer.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include but are not limited to: risks related to the successful consummation of the Offer; the risk of a downgrade in the Company's credit ratings and the potential impact on the Company's access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; and changes in or interpretation of laws or regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2024, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

contact

TENDER AGENT

Computershare Investor Services Inc.

Toll-Free: 1-800-564-6253

Email: corporateactions@computershare.com

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com